Hartford Securities Distribution Company, Inc.

(An Ultimate Subsidiary of
Hartford Financial Services Group, Inc.)

(SEC. I.D. No. 8-48097)

Financial Statements as of and for the Year Ended
December 31, 2017, Supplemental Schedules as of
December 31, 2017, and Report of Independent
Registered Public Accounting Firm

Filed Pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of
1934 as a PUBLIC DOCUMENT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48097

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING _____01/01/17_____ AND ENDING _____12/31/17_____
                                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Hartford Securities Distribution Company, Inc.

OFFICIAL USE ONLY
_____
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Hartford Plaza
                              (No. and Street)
Hartford   Connecticut   06155
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Diana Benken   860 547 3224
                                                                            (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
                              (Name - if individual, state last, first, middle name)

185 Asylum Street, 33rd Floor   Hartford   Connecticut   06103
        (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be
supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).SEC 1410 (06-02)*

**Potential persons who are to respond to the collection of
Information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

AFFIRMATION

I, Diana Benken, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Hartford Securities Distribution Company, Inc, as of and for the year ended December 31, 2017, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

_____
Signature

Controller
_____
Title

_____
Notary Public



HARTFORD SECURITIES DISTRIBUTION COMPANY, INC.
(An Ultimate Subsidiary of Hartford Financial Services Group, Inc.)

TABLE OF CONTENTS

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



Deloitte & Touche LLP

185 Asylum St, 33rd Floor
Hartford, CT, 06103
USA

Tel: +1 860 725 3000
Fax: +1 860 725 3500
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Hartford Securities Distribution Company, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Hartford Securities Distribution Company, Inc. (the "Company") as of December 31, 2017, and the related statements of operations, cash flows, and changes in stockholder's equity for the year then ended, and the related notes (collectively referred to as the "financial statements"), that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant

estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Schedules

The supplemental schedules (g, h, and i) listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

March 1, 2018

We have served as the Company's auditor since 2002.

HARTFORD SECURITIES DISTRIBUTION COMPANY, INC.

(An Ultimate Subsidiary of Hartford Financial Services Group, Inc.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Cash and cash equivalents	$	8,367,142
Cash segregated		25,000
Deferred income tax asset		6,859
Due from affiliates		63,640
Income tax receivable from affiliate		1,416,539
Other assets		24,880
TOTAL ASSETS	$	9,904,060

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Customer payables	$	16,753
Due to affiliate		134,203
Accounts payable and accrued liabilities		1,057,506
Total liabilities		1,208,462
STOCKHOLDER'S EQUITY:		
Common stock, $1 par value, 25,000 shares authorized and outstanding		25,000
Additional paid-in-capital		34,957,070
Accumulated deficit		(26,286,472)
Total stockholder's equity		8,695,598
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	9,904,060

See notes to financial statements.

HARTFORD SECURITIES DISTRIBUTION COMPANY, INC.

(An Ultimate Subsidiary of Hartford Financial Services Group, Inc.)

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2017

REVENUES:	
Underwriting income	$ 192,100,148
Other revenue	2,026,475
Total revenues	194,126,623
EXPENSES:	
Underwriting expense	192,100,148
Other expenses	1,961,569
Total expenses	194,061,717
INCOME BEFORE INCOME TAXES	64,906
INCOME TAX EXPENSE	(132,398)
NET LOSS	$ (67,492)

See notes to financial statements.

HARTFORD SECURITIES DISTRIBUTION COMPANY, INC.
(An Ultimate Subsidiary of Hartford Financial Services Group, Inc.)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(67,492)
Adjustments to reconcile net loss to net cash used in operating activities:		
Deferred income tax benefit		109,681
Changes in operating assets and liabilities:		
Decrease in cash segregated		50,000
Decrease in income tax receivable from affiliate		7,317
Increase in due from affiliates		(61,445)
Decrease in other assets		9,137
Decrease in customer payables		(10,893)
Decrease in due to affiliate		(645,981)
Increase in accounts payable and accrued liabilities		546,889
Net cash used in operating activities		(62,787)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(62,787)
CASH AND CASH EQUIVALENTS, Beginning of year		8,429,929
CASH AND CASH EQUIVALENTS, End of year	$	8,367,142
Supplemental cash flow disclosures:		
Income tax refunds from The Hartford	$	1,600
Income tax payments to The Hartford	$	17,000

See notes to financial statements.

HARTFORD SECURITIES DISTRIBUTION COMPANY, INC.

(An Ultimate Subsidiary of Hartford Financial Services Group, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2017

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
BALANCE, DECEMBER 31, 2016	$ 25,000	$ 34,957,070	$ (26,218,980)	$ 8,763,090
Net Loss	-	-	(67,492)	(67,492)
BALANCE, DECEMBER 31, 2017	$ 25,000	$ 34,957,070	$ (26,286,472)	$ 8,695,598

See notes to financial statements.

HARTFORD SECURITIES DISTRIBUTION COMPANY, INC.
(An Ultimate Subsidiary of Hartford Financial Services Group, Inc.)

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2017

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Hartford Securities Distribution Company, Inc. (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of Hartford Financial Services, LLC ("HFSC"), which is an indirect subsidiary of Hartford Life, Inc. (the "Parent"). Hartford Life, Inc. is ultimately owned by The Hartford Financial Services Group, Inc. ("The Hartford").

On December 3, 2017, Hartford Holdings, Inc., a wholly owned subsidiary of The Hartford, entered into a definitive agreement to sell all of the issued and outstanding equity of Hartford Life, Inc., a holding company, and its operating subsidiaries, including the Company. The closing of the sale is subject to regulatory approval and other closing conditions and is expected to close by June 30, 2018.

The Company serves as an underwriter for variable annuity contracts issued by affiliates of the Parent, as well as the private placement agent for certain variable insurance contracts written by affiliates of the Parent. The Company pays commissions to third party broker-dealers for the distribution of these contracts.

Until June 19, 2014, the Company executed and cleared trades on behalf of retirement plans. For some of these plans the Company also acted as a non-bank custodian. In this capacity, the Company carried customer funds and securities. The Company continues to hold some residual customer funds and, as a result, continues to be subject to the customer protection rule, Securities Exchange Act of 1934 Rule 15c3-3 ("Rule 15c3-3").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Use of Accounting Estimates – The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the financial statements and related disclosures. The financial statements contain no material estimates.

Cash and Cash Equivalents – Cash and cash equivalents represents cash on deposit in commercial bank checking accounts and short-term investments in a money market mutual fund with an original maturity of 30 days or less.

Cash Segregated – The Company segregates cash in a special reserve bank account for the benefit of customers as required under Rule 15c3-3.

Fair Value of Financial Instruments – The carrying value of financial instruments, which include receivables and payables, approximates their fair values because of the short-term nature of these assets and liabilities.

For financial instruments that are carried at fair value, a hierarchy is used to place the instruments into three broad levels (Level 1, 2, and 3) by prioritizing the inputs in the valuation techniques used to measure fair value.

Level 1: Observable inputs that reflect unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access at the measurement date. Level 1 investments include highly liquid open ended management investment companies ("mutual funds").

Level 2: Observable inputs, other than unadjusted quoted prices included in Level 1, for the asset or liability or prices for similar assets and liabilities. Level 2 investments include those that are model priced by vendors using observable inputs.

Level 3: Valuations that are derived from techniques in which one or more of the significant inputs are unobservable (including assumptions about risk). Because Level 3 fair values, by their nature, contain unobservable market inputs, considerable judgment is used to determine the Level 3 fair values. Level 3 fair values represent the best estimate of an amount that could be realized in a current market exchange absent actual market exchanges.

In certain cases, the inputs used to measure fair value fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

At December 31, 2017, the Company held $8,049,750 in a money market fund, which is included in cash and cash equivalents. The investment is carried at fair value, valued at quoted prices, and considered a Level 1 investment under the Fair Value hierarchy levels. The Company had no Level 2 or Level 3 investments at December 31, 2017. The Company's policy is to recognize transfers of securities between levels at the beginning of the reporting period. There were no transfers between the levels for the year ended December 31, 2017.

Due from Affiliates and Due to Affiliate – Amounts in Due from Affiliates are receivables primarily related to services performed by the Company as underwriter of variable annuity contracts issued by affiliates and are primarily related to general operating expenses.

Customer Payables – Customer payables represents customer cash that is held by the Company.

Underwriting Income and Expense – Variable insurance products underwriting income and expense is recorded as earned or incurred based upon contractual agreements.

Income Tax – See Note 4.

New Accounting Pronouncements - The Financial Accounting Standards Board issued updated guidance, Accounting Standards Codification 606 ("ASC 606") *Revenue from Contracts with Customers*, for recognizing revenue from contracts for services other than insurance or financial instruments. Revenue is to be recognized when, or as, goods or services are transferred to customers in an amount that reflects the consideration that an entity is expected to be entitled in exchange for those goods or services, and this accounting guidance is similar to current accounting for many transactions. This guidance is effective retrospectively on January 1, 2018, with a choice of restating prior periods or recognizing a cumulative effect for contracts in place as of the adoption. The Company adopted the standard on January 1, 2018 and has determined that there was no material effect of the adoption on the Company's Financial Statements. Underwriting revenue is in the scope of ASC 606 and is recognized over the service period. The accounting for underwriting revenue did not change upon

adoption of ASC 606. Underwriting revenue will continue to be reported gross of underwriting expenses for the period presented.

3. **RELATED-PARTY TRANSACTIONS**

The Company acts as an underwriter for certain variable insurance contracts issued by its affiliates. The Company received $192,100,148 from affiliates for underwriting the insurance contracts. For the year ended December 31, 2017, the Company received $1,961,569 from affiliates as reimbursement for certain expenses incurred for performing these functions, which is included in other revenue.

For the year ended December 31, 2017, the Company was allocated $533,308 by an affiliate for general and administrative expenses, which are included in other expenses.

Management believes intercompany transactions are calculated on a reasonable basis; however, these transactions may not necessarily be indicative of the terms that would be incurred if the Company operated on a standalone basis.

4. **FEDERAL INCOME TAXES**

The Company and The Hartford are parties to a tax sharing agreement under which each member in the consolidated U.S. Federal income tax return will make payments between them such that, with respect to any period, the amount of taxes to be paid by the Company, subject to certain tax adjustments, generally will be determined as though the Company were filing a separate Federal income tax return except that current credit for net losses will accrue to the Company to the extent the losses provide a benefit in the consolidated return. Under this method, the Company's deferred tax assets are considered realized by the Company so long as the consolidated group is able to recognize the related deferred tax asset attribute.

Tax Reform

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act ("Tax Reform"). Tax Reform establishes new tax laws that will affect 2018, including, but not limited to, (1) reduction of the U.S. federal corporate tax rate from 35% to 21%, (2) elimination of the corporate alternative minimum tax ("AMT") and changing how existing AMT credits can be realized, (3) limitations on the deductibility of certain executive compensation, (4) changes to the discounting of statutory reserves for tax purposes, and (5) limitations on net operating losses ("NOL"s) generated after December 31, 2017 though there is no impact to the Company's current NOL carryforwards.

In connection with our initial analysis of the impact of Tax Reform, the Company recorded a provisional net income tax expense of $105,146 in the period ended December 31, 2017. This net expense consists of a $4,573 reduction of the Company's deferred tax assets primarily due to the reduction in the U.S. federal corporate income tax rate and a $100,573 sequestration fee payable associated with refundable AMT credits. Net of the sequestration fee payable, the Company's AMT credits of $1,423,255 have been reclassified to a current income tax receivable. Tax Reform allows for the refund of AMT credits over time but no later than 2022.

Income tax expense for the year ended December 31, 2017 is comprised of the following components:

Current - U.S. Federal Income Tax Expense	$	22,717
Deferred - U.S. Federal Income Tax Expense		109,681
Total Income Tax Expense	$	132,398

The Company recognizes taxes payable or refundable for the current year and deferred taxes for the tax consequences of differences between financial reporting and tax basis of assets and liabilities. Deferred tax assets are measured using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse.

The components of the deferred income tax asset at December 31, 2017:

Net Operating loss carryforward	$	6,912
Other		(53)
Total deferred income tax asset	$	6,859

In management's judgment, the deferred income tax asset will more likely than not be realized. Accordingly, no valuation allowance has been recorded.

At December 31, 2017, there was no unrecognized tax benefit: 1) that if recognized would affect the effective tax rate and 2) that is reasonably possible of significantly increasing or decreasing within the next 12 months.

The federal tax audit of the years 2012 and 2013 was completed as of March 31, 2017 with no additional adjustments. Management believes that adequate provision has been made in the financial statements for any potential adjustments that may result from tax examinations and other tax-related matters for all open tax years.

5. NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the Company to maintain minimum net capital equal to the greater of $250,000 or 2% of combined aggregate debit items shown in the Formula for Reserve Requirements, pursuant to Rule 15c3-3.

At December 31, 2017, the Company had net capital of $7,022,685 which was $6,772,685 in excess of its required net capital of $250,000.

6. CONTINGENT LIABILITIES

In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain investigations and proceedings. Some of these matters may involve claims of substantial amounts. Management evaluates each contingent matter separately and a loss is recorded if probable and reasonably estimable. Management establishes reserves for these contingencies at its "best estimate", or, if no one number within the range of possible losses is more probable than any other, the Company records an estimated reserve at the low end of the range of losses.

FINRA Arbitration

On January 26, 2018, the Company concluded an arbitration before FINRA regarding a former registered representative who claimed lost wages, reasonable attorneys' fees, and costs wherein the arbitration panel awarded in favor of the plaintiff. The award plus settlement costs totaled $544,000. This amount was accrued for and included in other expenses.

7. SUBSEQUENT EVENTS

The Company evaluated subsequent events through the date the financial statements were issued and identified no events that should be disclosed in the notes to the financial statements.

* * * * * *

HARTFORD SECURITIES DISTRIBUTION COMPANY, INC.

(An Ultimate Subsidiary of Hartford Financial Services Group, Inc.)

Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
Under the Securities Exchange Act of 1934
December 31, 2017

STOCKHOLDER'S EQUITY	$ 8,695,598
LESS NONALLOWABLE ASSETS:	
DEFERRED INCOME TAX ASSET FROM AFFILIATE	(6,859)
DUE FROM AFFILIATE	(63,640)
INCOME TAX RECEIVABLE FROM AFFILIATE	(1,416,539)
OTHER ASSETS	(24,880)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	
(Tentative Net Capital)	7,183,680
LESS HAIRCUTS ON SECURITIES	(160,995)
NET CAPITAL	7,022,685
NET CAPITAL REQUIREMENT (the greater of $250,000 or 2% of combined aggregate	250,000
debit items as shown in formula for reserve requirements pursuant to rule 15c3-3 prepared	
as of date of net capital computation)	
NET CAPITAL IN EXCESS OF REQUIREMENT	$ 6,772,685

Reconciliation of net capital above to that included in the Company's December 31, 2017
FOCUS Part II report filed on January 25, 2018.

Net Capital - as reported in the Company's Part II (unaudited) FOCUS report	$	7,076,285
Decrease in investment in and receivables from affiliates due to Tax Reform **(1)**		6,717
Increase in investment in and receivables from affiliates due to arbitration settlement **(2)**		(60,317)
Net Capital - per above	$	7,022,685

(1) Due to the Tax Reform passed in late December 2017, the Company reclassified $1.4 million AMT credits from a nonallowable deferred tax asset to a nonallowable current income tax receivable from The Hartford. As a result, the previously recorded $6,717 current income tax payable changed to a net nonallowable receivable.

(2) An unfavorable FINRA arbitration settlement of $544,000 was awarded after the FOCUS filing was submitted. The Company, pursuant to an underwriting agreement, receives compensation from an affiliate to cover this expense. The recognition of the compensation changed the intercompany balance with this affiliate from a liability of $483,683 to a net nonallowable receivable.

HARTFORD SECURITIES DISTRIBUTION COMPANY, INC.

(An Ultimate Subsidiary of Hartford Financial Services Group, Inc.)

Computation for Determination of Reserve Requirements for Brokers and Dealers
Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
December 31, 2017

CREDIT BALANCES

Free credit balances and other credit balances in customers' accounts	$	16,753
Monies borrowed collateralized by securities carried for the accounts of customers		
Monies payable against customers' securities loaned		
Customers' securities failed to receive		
Credit balances in firm accounts that are attributable to principal sales to customers		
Market value of stock dividends, stock splits, and similar distributions receivable outstanding over thirty calendar days		
Market value of short security count differences over thirty calendar days old		
Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over thirty calendar days		
Market value of securities that are in transfer in excess of forty calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer		
Total Credit Items		16,753

DEBIT BALANCES

Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to rule 15c3-3		
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		
Failed to deliver of customers' securities not older than 30 calendar days		
Other		
Gross Debits		
Less 1% charge		
Total Debit Items		-

RESERVE COMPUTATION

Excess of total credits over total debits	$	16,753
Amount held on deposit in "Reserve Bank Account"	$	25,000

NOTE: No material differences exist between the computation of the reserve requirement above and that included in the Company's unaudited December 31, 2017 FOCUS Part II report filed on January 25, 2018.

HARTFORD SECURITIES DISTRIBUTION COMPANY, INC.

(An Ultimate Subsidiary of Hartford Financial Services Group, Inc.)

Information Relating to Possession or Control Requirements under Rule 15c3-3
of the Securities and Exchange Commission
December 31, 2017

1   Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under rule 15c3-3):

$0

   A.   Number of items   0

2   Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3:

$0

   A.   Number of items   0

NOTE: No material differences exist between the computation of the possession or control requirement above and that included in the Company's unaudited December 31, 2017 FOCUS Part II report filed on January 25, 2018.



Deloitte & Touche LLP

185 Asylum St, 33rd Floor
Hartford, CT, 06103
USA

Tel: +1 860 725 3000
Fax: +1 860 725 3500
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Hartford Securities Distribution Company, Inc.

We have examined Hartford Securities Distribution Company, Inc. (the "Company") statements, included in the accompanying Report describing the Broker Dealer's Compliance with the provisions of SEC Rule 17a-5, that (1) the Company's internal control over compliance was effective during the year ended December 31, 2017; (2) the Company's internal control over compliance was effective as of December 31, 2017; (3) the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 (the "net capital rule") and 240.15c3-3(e) (the "reserve requirements rule") as of December 31, 2017; and (4) the information used to state that the Company was in compliance with the net capital rule and reserve requirements rule was derived from the Company's books and records. The Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that non-compliance with the net capital rule, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, or NASD Rule 2340 of the Financial Industry Regulatory Authority that requires account statements to be sent to the customers of the Company will be prevented or detected on a timely basis. Our responsibility is to express an opinion on the Company's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether the Company's internal control over compliance was effective as of and during the year ended December 31, 2017; the Company complied with the net capital rule and reserve requirements rule as of December 31, 2017; and the information used to assert compliance with the net capital rule and reserve requirements rule as of December 31, 2017 was derived from the Company's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating the Company's compliance with the net capital rule and reserve requirements rule, determining whether the information used to assert compliance with the net capital rule and reserve requirements rule was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, the Company's statements referred to above are fairly stated, in all material respects.

Deloitte & Touche LLP

March 1, 2018

Report Describing the Broker Dealer's Compliance with the
Provisions of SEC Rule 17a-5

Hartford Securities Distribution Company, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. § 240.17a-5(d)(1) and (3), the Company states as follows:

(1) The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5.

(2) The Company's Internal Control Over Compliance was effective during the fiscal year January 1, 2017 to December 31, 2017;

(3) The Company's Internal Control Over Compliance was effective as of the end of the most recent fiscal year ended December 31, 2017;

(4) The Company was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of the end of the most recent fiscal year ended December 31, 2017; and

(5) The information the Company used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Company.

Hartford Securities Distribution Company, Inc.

I, Diana Benken, affirm that, to my best knowledge and belief, this Compliance Report is true and correct.

By: _Diane K. Benken_

Title: Controller

March 1, 2018